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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                WATERLINK, INC.
                         Commission file number 1-13041
                             Cusip number 94155N105

(Check One): [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ]Form 10-Q
[  ]Form N-SAR

For Period Ended: September 30, 2003
                  -------------------
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
Full Name of Registrant: Waterlink, Inc.
Former Name if Applicable: N/A
Address of Principal Executive Office: 832 North Cassady Avenue
City, State and Zip Code: Columbus, Ohio 43219




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PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

As disclosed in a Current Report on Form 8-K filed by the Company on November 3, 2003, Waterlink was required to change their independent auditors. Due to the time delay this caused with regard to the commencement of fieldwork by our new auditors and the resulting finalization of the financial statements and related disclosures, the Company is unable to complete and file its Form 10-K by December 29, 2001, the prescribed deadline for filing. The Company intends to file the Form 10-K promptly after such financial statements are finalized, and in any event by January 13, 2004.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Donald A. Weidig                (614)                      258-9501
    ----------------                -----                      --------
         (Name)                  (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the first quarter of the year ended September 30, 2003, the Company completed the initial goodwill impairment review as required under SFAS No. 142 and determined


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that an impairment condition did exist. Using a discounted cash flow analysis prepared by management, supported by an independent assessment of what a market comparable valuation might be, the Company determined it was necessary to reduce the balance of goodwill at October 1, 2002 by $20,500,000. This charge is shown as a cumulative effect of an accounting change of $20,500,000 that will be shown as expense on the consolidated statement of operations for the year ended September 30, 2003.

                                 Waterlink, Inc.
                                 ---------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 23, 2003                     By: /s/ Donald A. Weidig
                                               ---------------------
                                               Donald A. Weidig
                                               Chief Financial Officer